Mail Stop 3233
                                                            June 26, 2018

Via E-mail
Jim Snyder
General Counsel
Americold Realty Trust
10 Glenlake Parkway
South Tower, Suite 600
Atlanta, Georgia 30328

       Re:     Americold Realty Trust
               Draft Registration Statement on Form S-11
               Submitted June 22, 2018
               CIK No. 0001455863

Dear Mr. Snyder:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at 202-551-3758 with any questions.

                                                            Sincerely,

                                                            /s/ Sandra Hunter
Berkheimer

                                                            Sandra Hunter
Berkheimer
                                                            Staff Attorney
                                                            Office of Real
Estate and
                                                            Commodities
cc:    Spencer Johnson
       King & Spalding LLP
       Via E-mail